Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
For Period Ended September 30, 2010 and 2009
(in thousands, except ratio computation)

	Nine months ended
	September 30,
	2010	2009
Pretax income from continuing operations before adjustment for noncontrolling interest (a)	$(30,536)	$12,085

Add back:
Fixed Charges	27,504	25,324
Distributed income of equity investees	1,859	3,131

Deduct:
Equity in (earnings) loss of equity investees	662	(1,349)
Capitalized interest	(1,059)	(1,331)
Earnings as Defined	$(1,570)	$37,860

Fixed Charges
Interest expense including amortization of deferred financing fees	$26,207	$23,765
Capitalized interest	1,059	1,331
Interest portion of rent expense	238	228
Fixed Charges	$27,504	$25,324

Ratio of Earnings to Fixed Charges	(a)	1.50

(a)	Due to the pretax loss from continuing operations for the nine months ended September 30, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $29.1 million to achieve a coverage of 1:1 for the nine months ended September 30, 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the nine months ended September 30, 2010 includes a consolidated provision for impairment $28.8 million and impairment charges of equity investments in unconsolidated joint ventures of $2.7 million, which together aggregate $31.4 million, that are discussed in Note 5 to the condensed consolidated financial statements in the Form 10-Q for the period ended September 30, 2010.